FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of January 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on January 28, 2009, by Panasonic Corporation, announcing the comments on the media report about the company’s consolidated financial results forecast for fiscal 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: January 28, 2009

January 28, 2009

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Investor Relations Contacts:

Kazuo Sasaki (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yoichi Nagata (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1362)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

Panasonic Comments on Media Report about the Company’s

Consolidated Financial Results Forecast for Fiscal 2009

Osaka, Japan, January 28, 2009 — Panasonic Corporation (Panasonic [NYSE symbol: PC]) today commented on certain media report in Japan about the company’s consolidated financial results forecast for fiscal 2009, ending March 31, 2009. The forecast on the media report is not on any official announcements by Panasonic. Panasonic currently intends to announce consolidated financial results forecast for fiscal 2009, including whether to revise the current forecast, on the financial announcement for the fiscal 2009 third quarter scheduled on February 4, 2009.

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